Exhibit 99.3

Rare Element Resources Ltd. and Medallion Resources Ltd.:

Eden Rare-Earth Project Airborne Geophysical Survey Delivered

VANCOUVER, Feb. 4 /CNW/ - Rare Element Resources Ltd ("Rare Element Resources" - TSX-V: RES) and Medallion Resources Ltd ("Medallion" - TSX-V: MDL) announce that they have received the basic data and initial interpretation from a helicopter-borne high-intensity electromagnetic geophysical survey flown over the Eden Lake rare-earth-element (REE) property during December 2009.

"This survey is our first contribution to the exploration of the Eden REE Project. We are eager to accelerate this initial project momentum and are compiling all available information as we plan the 2010 field exploration program," said Bill Bird, Medallion president & CEO. "A number of new geophysical anomalies were detected during the survey, including some apparently significant conductors (potential mineralization hosts). As part of our detailed analysis of the data, these will be checked against our geological data. A detailed analysis of the survey data has begun and we anticipate the findings will be valuable as we lay out drill targets in both areas of known mineralization and new areas of REE targets."

The entire 1871-hectare Eden property, plus a significant surrounding area, was covered by the survey, which was the first of its type for this property. A total of 635 line kilometres were flown. Line spacings were at 100 metres. Aeroquest International Limited, of Mississauga, Ontario, flew the survey using its AeroTEM IV/mag system, which provides time-domain electromagnetic and magnetic data that can help locate subsurface occurrences of structures and rock types that are potential hosts of rare-earth-element mineralization.

Rare Element Resources Ltd (TSX-V: RES - News) is a publicly traded mineral resource company focused on rare-earth elements and gold. In addition to the REE exploration and evaluation efforts, the Company and Newmont have entered into the Sundance gold exploration joint venture on the Company's Wyoming property. Newmont has the right to earn a 65% working interest in Rare Element Resources' property, excluding any rights to the rare-earth elements and uranium but including rights to gold and other metals, by performing US$5 million in property work expenditures over a five-year period. Newmont also has the right to earn an additional 15% working interest by completing a positive project feasibility study. Gold exploration drilling began in July for the 2009 program, and rare-earth drilling began in August.

Medallion Resources Ltd (TSX-V: MDL - News) explores for rare-earth elements and other metals that are key components required by new energy-saving technologies, such as wind turbines, electric and hybrid vehicles, and heating and refrigeration systems. Increasing interest in energy conservation and environmental protection are fuelling intense interest in, and public awareness of these critical commodities. As understanding and demand increase, Medallion is well positioned to take part in potential breakthroughs in the exploration for these rare metals.

Medallion is concluding an agreement with Rare Element Resources to option a 65% interest in a joint venture to explore the Eden Lake REE property in Western Manitoba, which is a recent discovery and one of North America's ten most promising REE prospects. A very large mineralized area, high-grade assays and multiple-mineralization styles support a number of targets for mineralization over a large surface area.

ON BEHALF OF THE RARE ELEMENT BOARD OF DIRECTORS

Donald E. Ranta, PhD, PGeo, President & CEO

ON BEHALF OF THE MEDALLION RESOURCES BOARD OF DIRECTORS

William H Bird", PhD, PGeo, President & CEO

Donald E Ranta, PhD, PGeo, serves the Rare Element Board of Directors as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101. This news release was prepared by Rare Element management, who take full responsibility for content.  Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

William H Bird, PhD, PGeo, who serves the Board of Directors of Medallion Resources as an internal, technically Qualified Person, has reviewed this release. The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Medallion's future acquisition and exploration plans, objectives or goals, including words to the effect that Medallion or its management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in these statements. Such risks include expectations that may be raised by discussing potential acquisitions. Also, in order to proceed with Medallion's exploration plans, additional funding is necessary and, depending on market conditions, this funding may not be forthcoming on a schedule or on terms that facilitate Medallion's plans.

Contact

Mark T. Brown

Rare Element Resources Ltd.

CFO

(604) 687-3520 ext 242

mtbrown@pacificopportunity.com

Donald E. Ranta

Rare Element Resources Ltd.

President & CEO

(604) 687-3520

don@rareelementresources.com

http://www.rareelementresources.com/

William H. Bird

Medallion Resources Ltd.

President & CEO

(888) 827-6611

williambird@medallionresources.com

Erica C. Bearss

Medallion Resources Ltd.

(604) 681-9558

ebearss@medallionresources.com

http://www.medallionresources.com/